October 31, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Amanda Ravitz
Laurie Abbott

Re:	ACM Research, Inc.

Registration Statement on Form S-1

File No. 333-220451

Acceleration Request

Requested Date: Thursday, November 2, 2017

Requested Time: 5:00 p.m., Eastern Daylight Time

Ladies and gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Roth Capital Partners, LLC hereby joins ACM Research, Inc. in requesting that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-220451) to become effective on November 2, 2017, at 5:00 p.m., Eastern Daylight Time, or as soon as practicable thereafter.

Additionally, pursuant to Rule 460 of the Act, we hereby advise you that approximately 447 copies of the Preliminary Prospectus, dated October 25, 2017, were distributed by us from October 25, 2017 through the date hereof to underwriters, institutions, dealers and others.

We will comply, and have been informed by the participating underwriters that they will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

Very truly yours, Roth Capital Partners, LLC

By:	/s/ Aaron M. Gurewitz
Name: Aaron M. Gurewitz Title: Head of Equity Capital Markets

cc:	Michael Maline, Goodwin Procter LLP

Mark L. Johnson, K&L Gates LLP